Exhibit (a)(1)(J)

To:	All Eligible U. S. Employees

From:	Sanmina-SCI Corporation

Subject:	Extension of the Expiration Date of the Offer to Exchange

Date:	April 13, 2007

We have determined to extend our offer to exchange certain outstanding options for new options (the “Offer”) until 5:00 p.m., Pacific Time, on May 15, 2007 (unless further extended). Accordingly, the new expiration date of the Offer, as described in the Offer to Exchange Certain Outstanding Options for New Options, dated March 19, 2007 (the “Offer to Exchange”) is scheduled to be May 15, 2007.

As you may know, we are distributing a Supplement to the Offer to Exchange, dated April 13, 2007 to all eligible option holders.  Although at this time we are extending the expiration date of the Offer until May 15, 2007 at 5:00 p.m., Pacific Time, it is possible that further extensions will be necessary. If we further extend the expiration date, we will advise you by a similar notice.

Please note that due to IRS regulations, employees who do not participate in the Offer will be required to restart the measurement periods required to be eligible for favorable tax treatment for their incentive stock options.  In order to receive favorable tax treatment for incentive stock options, the shares subject to the option must be held more than two (2) years after the grant date and more than one (1) year after you exercise the option grant. Because the Offer will be open for more than thirty (30) calendar days, you will not receive any credit towards this holding period requirement for the time of this offering and in order for your eligible options to be eligible for favorable federal tax treatment, you must wait to sell or otherwise dispose of the shares subject to your stock option until the passage of more than two (2) years from the new option grant date and more than one (1) year after the exercise of the option (even if you do not exchange your eligible options for new options). If these holding periods (and all other incentive stock option requirements) are met, the excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain. For more detailed information, please read the Offer to Exchange, and see the tax disclosure set forth under Section 14 of the Offer to Exchange.

If you have already submitted a properly completed Election Form in accordance with the terms of the Offer to Exchange and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time.

If you have previously submitted a properly completed Election Form in accordance with the terms of the Offer to Exchange and wish to change your decision to participate in the Offer, you must properly complete and deliver a Withdrawal Form in accordance with the terms of the Offer to Exchange by the new expiration date.

If you wish to amend your eligible options in accordance with the terms of the Offer and have not already responded by submitting a properly completed and signed Withdrawal Form in accordance with the terms of the Offer to Exchange, we encourage you to do so as soon as possible and in any event before 5:00 p.m., Pacific Time, on May 15, 2007.

In connection with the Offer, you previously received (1) the Offer to Exchange, (2) the related Election Form and (3) a Withdrawal Form. If you did not receive these documents, please contact Richard Edde at Sanmina-SCI Corporation at (408) 964-3096 to request a free copy of these documents. You should read these tender offer documents carefully because they contain important information about the tender offer. We have filed these and related tender offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).